UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934



                             MARINE TRANSPORT CORPORATION
          _________________________________________________________________
                                   (Name of Issuer)


                       Shares of Common Stock  - $.50 Par Value
          _________________________________________________________________
                            (Title of Class of Securities


                                     567912-10-0
                             ____________________________
                                    (CUSIP Number)


                                    Brent D. Baird
                                  1350 One M&T Plaza
                   Buffalo, New York  14203 (Phone: (716) 849-1484)
          _________________________________________________________________
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                   AUGUST 14, 1998
                               _______________________
                         (Date of Event which Requires Filing
                                  of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box __.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D

          CUSIP NO. 567912-10-0

          1.   Name of Reporting Person
               SS or IRS Identification No. of above person (optional)

               Aries Hill Corp.

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                                   (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*

               WC

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               New York

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       30,000
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                                   -0-

                         9.   SOLE DISPOSITIVE POWER
                              30,000

                         10.  SHARED DISPOSITIVE POWER
                              -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               30,000

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                              ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0.509%

          14.  TYPE OF REPORTING PERSON*

               CO
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

          CUSIP NO. 567912-10-0

          1.   Name of Reporting Person
               SS or Identification No. of above person (optional)

               Brent D. Baird

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)___
                                                                  (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*

               PF

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               United States

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       25,000
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                                   -0-

                         9.   SOLE DISPOSITIVE POWER
                              25,000

                         10.  SHARED DISPOSITIVE POWER
                              -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               25,000

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                   ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               .424%

          14.  TYPE OF REPORTING PERSON*

               IN
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

          CUSIP NO. 567912-10-0

          1.   Name of Reporting Person
               SS or IRS Identification No. of above person (optional)

               Brian D. Baird, as Successor Trustee

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                                   (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*

               PF

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               United States

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       50,000
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                                   -0-

                         9.   SOLE DISPOSITIVE POWER
                              50,000

                         10.  SHARED DISPOSITIVE POWER
                              -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               50,000

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                   ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               .849%

          14.  TYPE OF REPORTING PERSON*

               00
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

          CUSIP NO. 567912-10-0

          1.   Name of Reporting Person
               SS or IRS Identification No. of above person (optional)

               The Cameron Baird Foundation

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                                   (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*

               WC

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               New York

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       70,500
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                                   -0-

                         9.   SOLE DISPOSITIVE POWER
                              70,500

                         10.  SHARED DISPOSITIVE POWER
                              -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               70,500

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                   ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               1.196%

          14.  TYPE OF REPORTING PERSON*

               00
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

          CUSIP NO. 567912-10-0

          1.   Name of Reporting Person
               SS or IRS Identification No. of above person (optional)

               First Carolina Investors, Inc.

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                                   (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*
               WC

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       204,770
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                              -0-

                         9.   SOLE DISPOSITIVE POWER
                              204,770

                         10.  SHARED DISPOSITIVE POWER
                              -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               204,770

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                              ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               3.475%

          14.  TYPE OF REPORTING PERSON*
               CO
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

          ITEM 1.   SECURITY AND ISSUER.

                (a) Title and Class of Security:

                    Marine Transport Corporation (the "Issuer")
                    Shares of Common Stock, $.50 Par Value per share("the Shares")

                (b) Name of Issuer and Address of Issuer's Principal
                    Executive Offices:

                    Marine Transport Corporation
                    1200 Harbor Blvd., C-901
                    Weehawken, New Jersey  07087-0901

          ITEM 2.   IDENTITY AND BACKGROUND.

                    NOTE: THE EXECUTION AND SUBMISSION OF THIS STATEMENT BY THE PERSONS LISTED BELOW (THE "REPORTING PERSONS") SHALL NOT BE CONSTRUED AS A STATEMENT OR ADMISSION THAT THE REPORTING PERSONS (I) ARE ACTING AS A GROUP IN THE ACQUISITION OF THE SHARES, (II) COLLECTIVELY CONSTITUTE A "PERSON" WITHIN THE MEANING OF SECTION 13(D)(3) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "ACT"), OR (III) FOR THE PURPOSES OF SECTION 13(D) OF THE ACT, ARE THE BENEFICIAL OWNERS OF ANY SHARES OTHER THAN THE SHARES IN WHICH EACH PERSON IS SPECIFICALLY IDENTIFIED IN THIS STATEMENT TO HAVE A BENEFICIAL INTEREST.


               (1)  ARIES HILL CORP.

          State of organization:  New York

          Principal Business:     Private holding company

          Address:       1350 One M&T Plaza, Buffalo, N.Y. 14203

          Shareholders:  Various members of the Baird family.  No
                         individual family member has a controlling interest.

          Directors:     Brent D. Baird, Bruce C. Baird, Brian D. Baird

          Officers:      Brent D. Baird - President and Treasurer;
                         Bruce C. Baird - Vice President;
                         Brian D. Baird - Secretary

          Information on Individual Directors and Officers pursuant to Instruction C:

                    (a) Brent D. Baird
                    (b) 17 Tudor Place, Buffalo, New York 14222
                    (c) Private Investor,
                        1350 One M&T Plaza, Buffalo, New York 14203
                    (d) No
                    (e) No
                    (f) U.S.A.

                    (a) Bruce C. Baird
                    (b) 331 Lincoln Parkway, Buffalo, New York 14216
                    (c) President, Belmont Management Co., Inc.
                        215 Broadway, Buffalo, New York 14204
                    (d) No
                    (e) No
                    (f) U.S.A.

                    (a) Brian D. Baird
                    (b) 300 Woodbridge Avenue, Buffalo, New York 14214
                    (c) Attorney, Kavinoky & Cook
                        120 Delaware Avenue, Buffalo, New York 14202
                    (d) No
                    (e) No
                    (f) U.S.A.


               (2)  (a) Brent D. Baird
                    (b) 17 Tudor Place, Buffalo, New York 14222
                    (c) Private Investor,
                        1350 One M&T Plaza, Buffalo, New York 14203
                    (d) No
                    (e) No
                    (f) U.S.A.


               (3)  BRIAN D. BAIRD, AS SUCCESSOR TRUSTEE
                    UNDER AN AGREEMENT DATED 7/31/22 ("BRIAN D.
                    BAIRD, AS SUCCESSOR TRUSTEE").
                    (a)  Brian D. Baird
                    (b)  300 Woodbridge Avenue, Buffalo, New York 14214
                    (c)  Attorney, Kavinoky & Cook
                         120 Delaware Avenue, Buffalo, New York 14202
                    (d)  No
                    (e)  No
                    (f)  U.S.A.

               (4)  THE CAMERON BAIRD FOUNDATION

          State of organization:    New York (created by a Deed of Trust)

          Principal Business:       a charitable private foundation

          Address:   Box 564
                     Hamburg, New York 14075

          Trustees:  Jane D. Baird, Chairman
                     Brenda B. Senturia
                     Bruce C. Baird
                     Bridget B. Baird
                     Brian D. Baird

          Information on Individual Trustees pursuant to Instruction C:

                    (a) Jane D. Baird
                    (b) 8877 Jennings Road, Eden, New York 14057
                    (c) Homemaker
                    (d) No
                    (e) No
                    (f) U.S.A.

                    (a) Brenda B. Senturia
                    (b) 3519 East Spruce Street, Seattle, Washington 98122
                    (c) Homemaker
                    (d) No
                    (e) No
                    (f) U.S.A.

                    (a) Bruce C. Baird
                    (b) 331 Lincoln Parkway, Buffalo, New York 14216
                    (c) President, Belmont Management Co., Inc.
                        215 Broadway, Buffalo, New York 14204
                    (d) No
                    (e) No
                    (f) U.S.A.

                    (a) Bridget B. Baird
                    (b) 28 Old Mill Road, Quaker Hill, Connecticut 06375
                    (c) Professor, Connecticut College, New London,
                        Connecticut
                    (d) No
                    (e) No
                    (f) U.S.A.

                    (a) Brian D. Baird
                    (b) 300 Woodbridge Avenue, Buffalo, New York 14214
                    (c) Attorney at Law, Kavinoky & Cook, 120 Delaware
                        Avenue, Buffalo, New York 14202
                    (d) No
                    (e) No
                    (f) U.S.A.

               (5)  FIRST CAROLINA INVESTORS, INC.

                    First Carolina Investors, Inc. ("FCI") is executing and submitting information in this Schedule 13D with respect to its holdings of the Shares of the Issuer because Brent D. Baird, Chairman and a director of FCI, and Bruce C. Baird, a director of FCI, have beneficial ownership of approximately 22.5% and 13.7%, respectively, of the common stock of FCI; Brent D. Baird and Bruce C. Baird are brothers and their ownership of FCI common stock, when aggregated with the beneficial interests in FCI common stock of their spouses, children, parent, siblings, and various corporations, trusts and other entities associated with the Baird family aggregates approximately 52.9% of the outstanding common stock of FCI. FCI denies that, with respect to the Shares of the Issuer, FCI constitutes a "group" with any of the various Baird family persons and entities (collectively, "Bairds") or that it has any agreement or understanding with the Bairds to act in concert with respect to acquisition, disposition, voting or other matters relating to the Issuer or the Shares. FCI and the Bairds have placed orders to purchase the Shares of the Issuer through Brent D. Baird, who is a registered securities broker, and they may place future orders to purchase or sell the Shares through Mr. Baird, but any decision by FCI to purchase or sell the Shares of the Issuer will be made independently of any decision made by any of the Bairds with respect to any purchase or sale for their respective accounts.

          State of organization:        Delaware

          Principal Business:           Closed-end non-diversified
                                        management investment company

          Address:      1130 East 3rd St., Suite 410, Charlotte,
                        North Carolina  28204

          Directors:    H. Thomas Webb, III
                        Brent D. Baird
                        Bruce C. Baird
                        Patrick W.E. Hodgson
                        Theodore E. Dann, Jr.

          Officers:     H. Thomas Webb, III - President
                        Brent D. Baird - Chairman of the Board
                        Bruce C. Baird   - Vice President
                                           Secretary
                                           Treasurer
                        Cynthia Raby -  Assistant Secretary
                        (d)   No
                        (e)   No

          Information on Individual Directors and Officers pursuant to Instruction C:

                        (a)   H. Thomas Webb, III
                        (b)   1130 East 3rd St., Suite 410,
                              Charlotte, NC  28204
                        (c)   President of First Carolina Investors, Inc.
                        (d)   No
                        (e)   No
                        (f)   U.S.A.

                        (a)   Brent D. Baird
                        (b)   17 Tudor Place, Buffalo, New York  14222
                        (c)   Private Investor,
                              1350 One M&T Plaza, Buffalo, New York  14203
                        (d)   No
                        (e)   No
                        (f)   U.S.A.

                        (a)   Bruce C. Baird
                        (b)   331 Lincoln Parkway, Buffalo, New York 14216
                        (c)   President, Belmont Management Co., Inc.
                              215 Broadway, Buffalo, New York  14204
                        (d)   No
                        (e)   No
                        (f)   U.S.A.

                        (a)   Patrick W.E. Hodgson
                        (b)   617 Wellington Street North, London,
                              Ontario N6A 3R6
                        (c)   Chairman, T-W Truck Equippers, Inc.
                              (distributors of truck equipment),
                              2025 Walden Avenue, Buffalo, New York 14225
                        (d)   No
                        (e)   No
                        (f)   Canada

                        (a)   Theodore E. Dann, Jr.
                        (b)   540 Mill Road, East Aurora, New York 14052
                        (c)   Vice President, Director and Corporate
                              Attorney, Ferro Alloy Services, Inc.,
                              Suite 463, Carborundum Center, Niagara
                              Falls, New York  14303
                        (d)   No
                        (e)   No
                        (f)   U.S.A.

                        (a)   Cynthia Raby
                        (b)   1130 East 3rd St., Suite 410,
                              Charlotte, North Carolina 28204
                        (c)   Assistant Secretary of
                              First Carolina Investors, Inc.
                        (d)   No
                        (e)   No
                        (f)   U.S.A.


          ITEM 3.   SOURCE AND AMOUNT OF FUNDS.

          The source of funds used by the Reporting Persons are personal funds of each such person with respect to the purchases of such person, except the source of funds used for purchases by Aries Hill Corp., The Cameron Baird Foundation, and First Carolina Investors, Inc. was working capital of such organizations with respect to the purchases by each such organization. The Reporting Persons did not borrow any funds to acquire their respective shares, it being noted that Aries Hill Corp. has a margin account at Fahnestock & Co. The following table shows the amount of funds paid for the Shares by the Reporting Persons.
          The following table does not include brokerage commissions.


                 Aries Hill Corp.              $60,313

                 Brent D. Baird                 54,063

                 Brian D. Baird,               107,813
                 as Successor Trustee

                 The Cameron Baird             129,485
                 Foundation

                 First Carolina                513,006
                 Investors, Inc.


          ITEM 4.  PURPOSE OF TRANSACTION.

          The Shares have been acquired by the Reporting Persons for investment purposes. The Reporting Persons intend to continue to evaluate their respective investments in the Shares. Each of the Reporting Persons may make additional purchases or may sell the Shares in open market or in private negotiated transactions. Any such purchase or sale will depend upon their evaluation of their respective investments, upon the amounts and prices of available Shares, and upon other relevant circumstances.

          One of the Reporting Persons, Brent D. Baird, was a director for some years of Marine Transport Lines, Inc., the predecessor to the Issuer, until the leveraged buyout of Marine Transport Lines, Inc., in November, 1989. Mr. Baird may, at some future date, ask that he be named to the Issuer's Board of Directors.

          Subject to the preceeding paragraph, the Reporting Persons do not have any present plans or proposals which relate to or would result in:

          (a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (b) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (c) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (d) Any material change in the present capitalization or dividend policy of the Issuer;

          (e) Any other material change in the Issuer's business or corporate structure;

          (f) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (g) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (h) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (i) Any action similar to any of those enumerated above.



         ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Reporting Persons hereby report beneficial ownership, in the manner hereinafter described, of 380,270 shares of the Issuer:

                                                          Percentage of
                                             Number Of      Outstanding
          Shares Held in the Name of            Shares     Security (1)

          Aries Hill Corp.                      30,000            .509%

          Brent D. Baird                        25,000            .424%

          Brian D. Baird,                       50,000            .849%
          as Successor Trustee (2)

          The Cameron Baird                     70,500           1.196%
          Foundation

          First Carolina Investors,            204,770           3.475%
          Inc.                                  ______            _____

                                 TOTAL         380,270           6.453%


             (1) The foregoing percentages assume that the number of Shares of the Issuer outstanding is 5,892,605 Shares (as reported in the Issuer's Form 10-Q for the quarterly period ended June 30, 1998 as of August 14, 1998).

             (2) Jane D. Baird is the income beneficiary and the issue of Jane D. Baird are the remainder beneficiaries under a trust agreement dated 7/31/22.

          (b) For each persons named in paragraph (a), that person has sole voting and sole dispositive power over the Shares enumerated in paragraph (a).

          (c) The following purchases of the Shares were effected during the past sixty days:

                                                   Price/Share
                                                   (in Dollars
                                                   Commissions
          Purchase In The              Number of   not             Transaction
              Name Of        Date      Shares      included)      Made Through

          Brent D. Baird   7/9/98       10,000      2 5/16      Fahnestock & Co
                           7/20/98      15,000      2 1/16      Fahnestock & Co

          Brian D. Baird,  7/14/98     25,000       2 7/32      Fahnestock & Co
          as Successor     7/17/98      5,000       2 5/32      Fahnestock & Co
          Trustee          7/20/98     10,000       2 3/32      Fahnestock & Co
                           7/20/98     10,000       2 1/16      Fahnestock & Co

          Aries Hill       7/21/98     20,000       2 1/32      Fahnestock & Co
          Corp.            7/21/98     10,000       1 31/32     Fahnestock & Co

          The Cameron      7/27/98     15,000      1 15/16      Fahnestock & Co
          Baird            7/27/98     10,000      1 29/32      Fahnestock & Co
          Foundation       7/30/98     10,000      1 13/16      Fahnestock & Co
                           8/3/98      35,500      1 25/32      Fahnestock & Co

          First Carolina   8/5/98      40,000      2 1/64       Fahnestock & Co
          Investors        8/11/98     10,000      2 9/16       Fahnestock & Co
                           8/12/98      7,000      2 15/32      Fahnestock & Co
                           8/13/98      5,000      2 1/2        Fahnestock & Co
                           8/13/98      5,000      2 9/16       Fahnestock & Co
                           8/14/98     25,000      2 1/2        Fahnestock & Co
                           8/14/98     50,000      2 17/32      Fahnestock & Co
                           8/14/98      5,000      2 5/8        Fahnestock & Co
                           8/14/98      5,000      2 3/4        Fahnestock & Co
                           8/17/98      5,000      2 3/4        Fahnestock & Co
                           8/18/98     10,000      2 11/16      Fahnestock & Co
                           8/18/98      5,000      2 3/4        Fahnestock & Co
                           8/18/98     10,000      2 13/16      Fahnestock & Co
                           8/18/98      5,000      2 7/8        Fahnestock & Co
                           8/19/98      2,770      2 31/32      Fahnestock & Co
                           8/20/98      5,000      2 15/16      Fahnestock & Co
                           8/21/98      5,000      2 13/16      Fahnestock & Co
                           8/21/98      5,000      2 7/8        Fahnestock & Co

          (d) Not applicable

          (e) Not applicable

          ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                    RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                    not applicable

          ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

                    not applicable

                                      SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


          DATED this 24th day of August, 1998.


          ARIES HILL CORP.


          By: s/ Brian D. Baird
             Brian D. Baird, Secretary



          s/Brent D. Baird
            Brent D. Baird


          s/Brian D. Baird
            Brian D. Baird, as Successor Trustee



          The Cameron Baird Foundation


          By: s/Brian D. Baird
              Brian D. Baird, Trustee


          First Carolina Investors, Inc.


          By: s/Brent D. Baird
                Brent D. Baird, Chairman